Exhibit 21

SUBSIDIARIES AS OF DECEMBER 31, 2025

Subsidiaries*	Jurisdiction of Incorporation or Organization	Parent Company
Capital One, National Association (“CONA”)	United States	Capital One Financial Corporation
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*    Direct subsidiaries of Capital One Financial Corporation other than CONA are not listed above because, in the aggregate, they would not constitute a significant subsidiary.